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UNITED ⸰
SECURITIES AND EXCI
▪   ⸰ Washington,



05037955

ANNUAL AUDITED REPURi
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 65412

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/04_____ AND ENDING _____12/31/04_____
_____MM/DD/YY_____   _____MM/DD/YY_____

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MALPAT Capital, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

860 Canal Street
_____
(No. and Street)

Stamford   Connecticut   06902
_____(City)_____   _____(State)_____   _____(Zip Code)_____

FEB 2 8 2005
RECEIVED

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jon Goldstein
_____
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
_____
(Name -- if individual, state last, first, middle name)

85 Livingston Avenue	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED

MAR 1 5 2005

FOR OFFICIAL USE ONLY	THOMSON FINANCIAL

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)   *Potential persons who are to respond to the collection of information
                         contained in this form are not required to respond unless the form displays
                         a currently valid OMB control number.*



OATH OR AFFIRMATION

I,___Jon Goldstein_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___MALPAT Capital, LLC_____, as of ___December 31_____,20_04___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
                                                    Signature

_____
                                                    Title

SHIRLEY A. SCHULZ
Notary Public
NOTARY PUBLIC
MY COMMISSION EXPIRES APR. 30, 2009

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MALPAT CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2004

MALPAT CAPITAL, LLC

CONTENTS

85 Livingston Avenue
Roseland, NJ 07068-1785
973-994-6666/Fax 973-994-0337
www.rkco.com

New York • Roseland • Beverly Hills • San Francisco • Walnut Creek • Dallas • Denver • Cayman Islands



Rothstein, Kass & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Member of
MALPAT Capital, LLC

We have audited the accompanying statement of financial condition of MALPAT Capital, LLC (the "Company") as of December 31, 2004. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of MALPAT Capital, LLC as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass + Company, P.C.

Roseland, New Jersey
February 8, 2005

MALPAT CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2004

ASSETS

Cash	$	52,711

LIABILITIES AND MEMBER'S EQUITY

Liabilities, accrued expenses		9,000
Member's equity		43,711
	$	52,711

MALPAT CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS

---

1. Organization and nature of operations

MALPAT Capital, LLC (the "Company") is a New York limited liability company, which was formed in January 2002. The Company, which is a wholly-owned subsidiary of Mallory Patterson Capital Management, LLC, is a broker-dealer registered with the Securities and Exchange Commission (SEC), the National Association of Securities Dealers, Inc. (NASD). MALPAT Capital, LLC's operations are primarily comprised of providing private placement services and capital introduction to hedge funds.

2. Summary of significant accounting policies

Investment Banking Revenues

Investment banking revenues are recorded in accordance with the terms of the investment banking agreements.

Securities Owned

Securities owned consist of warrants received in connection with investment banking which are valued at fair value as determined by management.

Income Taxes

No provision for income taxes has been recorded because the Company is a limited liability company. Accordingly, the individual members report their share of the Company's income or loss on their personal income tax returns.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Net capital requirement

The Company, as a member of the NASD, is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2004, the Company's net capital was approximately $44,000, which was approximately $39,000 in excess of its minimum requirement of $5,000.

4. Exemption from Rule 15c3-3

The Company is exempt from SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

5. Commitment

The Company has entered into a clearing agreement with its clearing broker. The Company cannot execute any transactions through its clearing broker until it maintains a clearing deposit of $250,000 with the clearing broker. As of December 31, 2004, this clearing deposit has not been made nor have any transactions been executed through the clearing broker.

6. Concentrations

The Company's private placement revenue was earned from one customer.

7. Related party transaction

The Company received a fee of $70,767 for its services related to the management of a fund that is managed by its sole member.